EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

February 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FutureTech II Acquisition Corp.
Registration Statement on Form S-1, as amended
Initially Filed December 23, 2021
File No. 333-261886

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, hereby joins FutureTech II Acquisition Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-261886) (the “Registration Statement”), to become effective on Monday, February 14, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Nelson Mullins Riley & Scarborough LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through February 14, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated February 10, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal